EXHIBIT 1.A.(13)(t)
[PRUDENTIAL LOGO]


                              Insured           Rider for Policy No.

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                            REDUCED PAID-UP INSURANCE

     This contract is no longer in force on a premium paying basis. It is being kept in force as reduced paid-up insurance on the Insured's life, as we state under Contract Value Options in the contract.

     The new amount of insurance and its effective date are shown in the attached Table of Values. Unless otherwise stated in the table, any contract debt was deducted when we computed the net cash value that was used to provide the reduced paid-up insurance.

     As of the effective date shown in the table each of these items no longer applies: (1) the Tablular Contract Fund Values and Tabular Cash Values shown on page 4 in the contract; (2) any supplementary benefits or other extra benefits that were made a part of the contract by rider or endorsement; (3) any of the provisions of the contract that apply to the varying of the insurance amount or cash value due to investment results in the separate account; and (4) any provisions of the contract that do not apply to the reduced paid-up insurance.

     If this contract is reinstated, the contract fund that applies upon reinstatement is as we state under Premium Payment and Reinstatement. The cash value and net cash value will be as we state under Contract Value Options.

     The attached table shows values at the ends of contract years. If we need to compute values at some time during a contract year, we will count the time since the start of the year. We will let you know the values for other durations if you ask for them.





                            Rider attached to and made a part of this contract

                            The Prudential Insurance Company of America,

                             By /s/ DOROTHY K. LIGHT
                                    Secretary


                                   Date                       Attest

ORD 86328--88


                                     II-205